

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2024

Franco Valle
Principal Financial and Accounting Officer
Biomea Fusion, Inc.
900 Middlefield Road, 4th Floor
Redwood City, CA 94063

Re: Biomea Fusion, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
Filed March 28, 2024
File No. 001-40335

Dear Franco Valle:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development Expenses, page 103

1. You disclose, on page 101, that you track direct costs by stage of program, clinical or preclinical. Please address the following:

    - Revise your disclosure in future filings to break out clinical costs by program or by indication separately for each period presented.
    - If you do not track clinical costs on a more granular level, revise your disclosure to explain the reason.
    - For preclinical costs, revise your disclosure to break out the total amount spent for each period presented.
    - Provide us with your proposed disclosure.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Vanessa Robertson at 202-551-3649 or Tracie Mariner at 202-551-3744 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences